Exhibit 99.8
Environment, Health,
Safety & Social Report 2006

Contents

X	Introduction

X	Overview

X	Governance and Management

X	Financial Flows

X	Environment

X	Health

X	Safety

X	Social

X	GRI Table

X	ASML Contact Information

In this report “ASML” is sometimes used for convenience in contexts where reference is made to ASML Holding N.V. and/or any of its subsidiaries in general. The term is also used where no useful purpose is served by identifying the particular company or companies.
© 2007, ASML Holding N.V. All Rights Reserved

Introduction
Environment, Health, Safety and Social Policy
We are a responsible global citizen committed to safeguarding the welfare of our employees and the community and environment in which we work.
We strive to conduct our operations in a socially and environmentally responsible manner and to create health and safety practices and work environments that protect employees from injury or occupational illness. We do this by:

•	Meeting or exceeding applicable environmental, health and safety regulatory requirements
•	Proactively promoting employee health and safety and continuously improving such performance
•	Ensuring the environmental and safety performance of our products and auxiliary equipment for our employees, distributors and customers through appropriate design
•	Continuously improving our environmental performance by using materials and energy efficiently and by reducing waste, emissions and discharges as much as practically achievable
•	Developing and implementing Environment, Health, Safety and Social (EHSS) procedures and reviewing them periodically to ensure their effectiveness
•	Informing and educating our employees about EHS policies and procedures
•	Communicating EHSS issues to our stakeholders
•	Communicating our EHSS performance in an annual report
To enable us to achieve these objectives, we strive to integrate EHSS into our business planning and decision making, by establishing targets on an ongoing basis and monitoring performance.
To our stakeholders
In this second integrated Environment, Health, Safety and Social (EHSS) report, we provide information on our progress in various areas, a few of which deserve mention:
Due to the joint efforts of ASML’s Dutch works council, employees, local unions and management, we have introduced a flexible labor model in 2006 in Veldhoven, the Netherlands. We have executed a three-year time bank for employees in manufacturing and related positions to reinforce ASML’s ability to adapt more quickly to semiconductor market cycles, including support for potential 24-hour, seven-days-per-week production activities.
We are pleased to report that ASML maintained its ISO 14001 certification in 2006. Furthermore, no serious-injury incidents or violations occurred during 2006.
On June 23, 2006, ASML was awarded the prestigious King Willem I Prize. The prize is awarded once every two years to a company whose performance defines enterprise in the Netherlands. This honor highlights ASML’s commitment to research and development, and recognizes the company’s track record as an innovation champion both nationally and internationally. We view this special award as a tribute to all employees for their excellent work overall and their world-beating creative contributions in particular.
We appreciate that our stakeholders recognize our efforts to continue to build a better company and to further improve our performance in Environment, Health, Safety and Social matters. Our business is conducted on the basis of fairness, good faith and integrity. We expect the same from others.
Eric Meurice
President, Chief Executive Officer and Chairman of the Board of Management
ASML Holding N.V.
Veldhoven, January 26, 2007

Overview
In this Environment, Health, Safety and Social report, ASML provides an overview of its policies and programs in 2006. This report is available in digital format only. Visit our website: www.asml.com
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines critical to the production of integrated circuits or chips.
ASML technology transfers circuit patterns onto silicon wafers to make integrated circuits. This technology is central to making integrated circuits smaller, faster and cheaper.
Our technology is known as optical lithography. ASML systems are called steppers and Step & Scan tools (scanners). They use a photographic process to image nanometric circuit patterns onto a silicon wafer, much like a camera prints an image on film.
Most of the major semiconductor manufacturers are ASML customers. We are committed to providing customers with the right technology that is production-ready at the right time. Doing so enables our customers and their customers to sustain their competitive edge.
ASML’s largest business focuses on lithography systems for 200- and 300-millimeter diameter wafer manufacturing.
The ASML TWINSCANtm lithography system exemplifies our technology leadership. It is the industry’s only dual-stage system that allows exposure of one wafer while simultaneously measuring another. Another example of ASML technology leadership is our immersion lithography system. It replaces the air over the wafer with fluid to enhance focus and shrink circuit dimensions. These technologies mean greater productivity for our customers.
ASML Special Applications focuses on solutions for application markets, where it has evolved as the lithography market leader in the Microsystems (Thin Film Head and Microelectromechanical Systems or MEMS) and Compound Semiconductor industry. Our Remarketing Service has developed industry leading expertise to remanufacture and relaunch pre-owned ASML equipment into the market.
ASML MaskTools provides innovative mask technologies and software products that extend the limits of optical lithography for chip manufacturing at the 65 nanometer node and beyond. These are optimized for ASML’s advanced scanners, enabling enlarged lithography process windows and higher manufacturing yields.
ASML Optics provides precision optical systems for ASML’s advanced scanners. ASML Optics also offers design-to-image solutions in optical design and manufacturing, cleanroom assembly, systems engineering and metrology for a broad range of commercial applications, serving customers worldwide.
ASML operates over 60 sales and service locations in 14 countries. Research, development and manufacturing facilities are located in Wilton, Connecticut, and Veldhoven, the Netherlands. The company has a U.S. main office in Tempe, Arizona, and an optics facility located in Richmond, California.
The company’s corporate headquarters is in Veldhoven. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.
ASML faces several industry and company risks. These risks are described in Item 3D of the company’s Annual Report on Form 20-F.
For more information, visit: www.asml.com
Principles
We believe in acting as a responsible corporate citizen and subscribe to the view of the United Nations Commission on Global Governance that “business must be encouraged to act responsibly in the global neighborhood and contribute to its governance.”

Our guiding principles are as follows:

•	Recognize the importance of sustainable development within our global environment and the need to respect people and preserve our planet while earning a fair profit
•	Embrace that human rights as proclaimed by the United Nations in the Universal Declaration of Human Rights are a common standard of achievement for all members within the global community. We encourage respect for these rights and freedoms
•	Respect the rule of law and comply with the national laws, regulations, and administrative practices of the countries and communities in which we operate
•	Support the general principles laid down by the Organization for Economic Cooperation and Development in its Guidelines for Multinational Enterprises and the Tripartite Declaration of Principles Concerning Multinational Enterprises and Social Policy of the International Labor Organization
ASML is a member of SEMI, the global industry association serving the advanced semiconductor manufacturing supply chain, and subscribes to the SEMI standards in the area of Environment, Health and Safety. ASML is one of 65 member companies of Global Care, an initiative of SEMI based on five principles:

•	Workplace health and safety
•	Resource conservation
•	Product stewardship
•	Community service
•	Excellence
The SEMI standards and Global Care initiative represent a practical framework for ASML for putting its guiding principles into action. For more information on SEMI and the Global Care initiative, visit the website: www.semi.org
About this report
This report is ASML’s second integrated Environment, Safety, Health and Social report. Apart from the following, no major changes have been made to the reporting process relative to 2005:

•	Measurement techniques for environmental and safety data have not changed relative to 2005, except where indicated, and are documented in detail in the internal Administrative Organization and Internal Control (AO/IC) manual. Health and social data have been consolidated on a company-wide basis by the Human Resources & Organization department
•	This report is based on the GRI G3 guidelines whereas the 2005 report was based on the previous generation of GRI guidelines
•	Report structure and content have been determined along the same lines as last year. Based on the GRI G3 guidelines, however, several additions have been made. Therefore, this 2006 report has a broader coverage of the GRI guidelines while it assures consistency and comparability with last year’s report
•	As last year, this report covers the entire ASML organization
To be concise, selected disclosures appear in the GRI table included in this report.
Based on the Application Level system of GRI G3 and the reported content, ASML’s self assessment of the application level of the G3 guidelines for this EHSS Report is B. This report has not been independently audited, with the exception of the financial figures reported, which are subject to financial audit. However, the entire ASML organization is covered by an ISO 14001 environmental management system.
Furthermore, the entire organization is ISO 9001 certified which assures that ASML’s primary and support processes meet strict quality standards. In preparing data, Environment, Health, Safety and Social staff make estimates and assumptions, so actual figures may differ from estimates.

Governance and Management
Governance
ASML endorses the importance of good corporate governance, the most significant elements of which are independence, accountability and transparency. These are also the elements on which a relationship of trust between ASML and all its stakeholders is built. ASML’s objective is to be open and transparent about its structure, financial reporting, internal controls and procedures as well as its decision-making process.
ASML continually monitors and assesses proposals, recommendations, initiatives and regulations regarding the principles and practice of corporate governance. ASML has taken the necessary actions to comply with the Sarbanes-Oxley Act of 2002 and the Dutch Corporate Governance Code.
ASML has a Code of Conduct containing ASML’s Principles of Ethical Business Conduct, ASML’s Internal Guidelines, Complaint Procedure and Whistleblower’s Policy. The Principles contain ASML’s ethical values in relation to various issues and have been the basis for ASML’s Internal Guidelines on Ethical Business Conduct. The Internal Guidelines apply to ASML employees worldwide and contain rules, guidelines and practical examples. The Internal Guidelines also contain certain specific obligations/requirements, stemming from the Dutch Corporate Governance Code and/or Sarbanes-Oxley Act of 2002. These specific obligations and requirements mainly concern the issues of conflicts of interest, financial reporting and the Whistleblower’s Policy.
The Code of Conduct, Complaints Procedure and Whistleblower’s Procedure (ASML employees are able to report issues anonymously) are posted on ASML’s Corporate Governance section of its website: www.asml.com
EHSS roles and responsibilities
ASML is committed to world-class performance when it comes to environmental, health, safety and social issues. To that end, ASML has integrated policies that apply around the globe. By focusing on regional initiatives guided by central directives, ASML ensures that its global commitment to EHSS performance is meeting local requirements.
ASML has established an EHSS Board to steer regional EHSS management issues and work towards a global EHSS management system. The EHSS Board comprises senior management members from each ASML site and members of the human resources and facilities departments. The company has a dedicated worldwide EHSS coordinator who reports to the EHSS Board, which is chaired by ASML’s Executive Vice President of Operations.
At the regional level, EHS managers and Human Resources & Organization officers are assigned to each of our production sites in Europe and the United States. For the Customer Support organization, an overall EHS manager coordinates through local EHSS facilitators. ASML employs 14 environment, health and safety specialists to monitor and manage EHSS issues, including product safety engineers based in Wilton, Connecticut; Richmond, California and Veldhoven, the Netherlands. Within Customer Support, EHSS management in the field is carried out by EHSS managers, coordinators and facilitators as part of their engineering role. Social aspects at all sites are monitored by Human Resources & Organization employees.
Management systems
As of January 1, 2003, ASML has been implementing an ISO 14001 certified environmental management system, starting with ASML locations in the Netherlands. From April 1, 2004, this system was applied to ASML activities worldwide. During global ISO 14001 re-certification audits in 2005, it was established that ASML complies with the new ISO 14001:2004 standard. The ISO 14001 certificate was granted to ASML on January 1, 2006. The ISO 14001 certificate covers all worldwide activities and locations, including: research and development, selection of suppliers and service providers, production, distribution and logistics and engineering/maintenance.
ASML monitors international developments in occupational health and safety management systems and integrates common elements of these systems into its worldwide ISO 14001 certified environmental management systems. These elements include the environmental portion of the EHSS policy and corresponding policy manual, audits, training, standard procedures and reporting systems. Every ASML site shares its experiences; based on these insights, best practices and procedures are adopted worldwide.

EHS training
ASML has two online computer-based training (CBT) courses on EHS subjects that are available for employees via ASML’s Online Academy: General Introduction to EHS and Technical EHS Training
These courses have been developed to execute basic EHS training efficiently, consistently and globally. The CBT General Introduction to Environmental, Health and Safety is intended for all ASML employees and covers EHS topics for employee awareness. In 2006, approximately 800 ASML employees worldwide were trained in this first course. The second course covers EHS aspects for those employees who have technical jobs, including those in cleanrooms. In 2006, over 600 ASML employees worldwide completed the second EHS module. Since the introduction of the CBTs, 50 percent of all ASML employees have successfully completed the first module and 38 percent the second one.
In 2006, two more CBTs have been completed and added to the Online Academy for employees who work in specific areas: Cleanroom Training and Service Corridor Training.
Specific attention was given in 2006 to prevention of CANS (complaints of neck, arms or/and shoulder) by providing information sessions that were attended by approximately 380 people and to Emergency Response training that was attended by about 250 people.
Incident reporting
Events or situations that must be reported include injuries requiring medical attention, fires and/or explosions and chemical leakages. Near misses, accidents and other incidents are reported by means of an incident report, which is investigated by the EHS department. ASML is also required to report serious incidents within 24 hours to the relevant authorities. For results in 2006, refer to the Safety section in this report.
Evaluation of suppliers
Within the mandate of the ISO 14001 Environmental Management System, ASML periodically reviews significant environmental aspects of the goods and services it uses. The company communicates any relevant procedures and requirements to suppliers and contractors.
In 2005, ASML reported the results of a supplier survey regarding the state of their environmental management systems. Since then, questions regarding suppliers’ environmental, safety and health performance have been included in the Quality category of the so-called Quality Logistics Technology and Total Cost (QLTC) supplier review. The QLTC review is conducted every quarter or half-year for the larger suppliers and annually for other suppliers.
In 2006, Business Fundamentals has been added to the QLTC review. In this category, among others, social questions are asked about adherence to the ASML Code of Conduct and labor conditions. Overall EHSS-related aspects make up approximately 10 percent of the total QLTC score for a supplier. ASML either develops or looks to replace suppliers with lowest scores.
Audit
The Board of Management reiterates ASML’s commitment to good corporate governance, reflecting principles such as independence of oversight, accountability and transparency. We conduct annual routine assessments, followed by corrective actions and periodic management reviews, to monitor and ensure that our health and safety procedures are operating effectively and efficiently.
In the countries in which we operate, our environmental management system is based on and certified according to ISO 14001. In addition, ASML regularly conducts both internal and independent external EHS audits to monitor compliance with EHS standards.

Internal audits
Internal ISO 14001 and EHS audits are performed periodically at ASML sites according to a worldwide audit schedule, and our internal auditors are trained to accepted standards. Audits are coordinated centrally but where possible are conducted by local auditors. All non-compliances found during these internal audits have been addressed properly.
The number of internal ISO 14001 audits performed in 2006 was 29 percent higher than in 2005. The number of internal EHS compliance audits was lower in 2006 because customer support and sales sites were not audited. In Veldhoven, the internal audit schedule has been based on themes, compared to the departmental audits that were performed in 2005.

Number of internal ISO 14001 audits	2005	2006

Veldhoven	23	40
Wilton	18	13
Tempe	4	2
Richmond	10	11
Customer Support / Sales	10	18

Total	65	84

Number of internal EHS compliance audits	2005	2006

Veldhoven	1	3
Wilton	1	1
Tempe	1	0
Richmond	0	1
Customer Support / Sales	11	0

Total	14	5

External audits
External audits are conducted by local authorities and by an external certification body (within the scope of ASML’s ISO 14001 certified environmental management system). External auditors are accompanied by local EHS staff. No major non-compliance was found during these audits. In 2006, fewer external audits were undertaken because in 2005 the audits were for certification purposes and in 2006 only progress audits were performed.

Number of external audits	2005	2006

Veldhoven	6	6
Wilton	2	3
Tempe	0	1
Richmond	4	1
Customer Support / Sales	3	0

Total	15	11

Environmental and safety permits
ASML has all necessary environmental and safety permits for its buildings and operations at all locations. These permits are maintained, updated and checked for compliance in consultation with local authorities. No major non-compliance was found in 2006. ASML remains fully compliant with local legal requirements on environment and safety.

Stakeholder dialogue
ASML strives to consult with parties that have a relevant stake in the company. Stakeholder dialogue is conducted regularly by senior and executive managers on a proactive and reactive basis, across a range of business and company topics, subject to materiality. In addition to customers and suppliers, relevant stakeholders include:

•	Shareholders and analysts, including socially responsible investors and analysts
•	Works councils and unions whose membership includes ASML employees
•	Local governments, e.g. municipality of Veldhoven and state of Connecticut
•	Universities, such as Technical University Eindhoven, University Twente and Technical University Delft in the Netherlands; Wuhan University in China, and the University of Connecticut in the U.S.
Financial Flows
Five-year overview (in accordance with U.S. GAAP)

Income statement
(EUR million)	2002	2003	2004	2005	2006

Net sales	1,959	1,543	2,465	2,529	3,597
Gross profit	468	369	906	974	1,462
R&D costs	298	287	331	324	387
SG&A costs	263	213	202	201	205
Restructuring (credits)	0	24	(6)	0	0
Operating income (loss)	(94)	(155)	379	449	871
Net income (loss)	(208)	(160)	235	311	625
Gross margin	24%	24%	37%	39%	41%
Operating margin	(5)%	(10)%	15%	18%	24%

Balance sheet
(EUR million)	2002	2003	2004	2005	2006

Cash & cash equivalents	669	1,028	1,228	1,905	1,656
Working capital[1]	1,663	1,463	1,869	1,786	2,245
Total assets	3,302	2,868	3,244	3,756	3,951
Long-term liabilities	1,233	1,041	1,039	624	613
Shareholders’ equity	1,316	1,141	1,392	1,712	2,156

1	Working capital is defined as current assets less current liabilities
Supplier-related payments
In 2006, ASML engaged over 3,000 suppliers from which it purchased EUR 2,200 million in products and services. ASML paid EUR 1,700 million for products and EUR 500 million for services. The geographic distribution of ASML’s suppliers and purchases is as follows:

		Percentage
	Percentage	of purchasing
Region	of suppliers	cost

Netherlands	39.7%	39.8%
EU (excluding Netherlands)	9.4%	42.8%

USA	50.3%	15.1%
Asia	0.6%	2.3%

Total	100%	100%

Return of capital to stakeholders
Regarding share buyback and convertible bond redemption, ASML spent EUR 678 million in 2006 to repurchase approximately 41 million shares. ASML’s paid interest accounted for EUR 48.7 million in 2006.
Environment-related expenditure
ASML’s commitment to continuously improve its environmental performance means that environmental considerations are part of day-to-day business decisions. Environment-related expenditures are likewise included in normal procurement and investment decisions.
Although ASML is currently exempted from the Dutch government’s greenhouse gas allocations, it is not anticipated that carbon emissions trading will have a substantial impact on ASML’s cost level. Based on ASML’s emission of greenhouse gasses (described later in this report), and assuming that all emissions need to be neutralized at current spot prices for CO2 emission certificates, it is estimated that the financial impact of climate change will amount to less than EUR 1 million (less than 0.05 percent of 2006 cost base). Although there may be additional effects due to the potential financial impact of climate change on the pricing levels of some suppliers, the overall effect will be negligible.
Government-related payments
Globally, ASML took a provision for income tax of EUR 245 million in 2006, an increase of 98 percent relative to 2005. This reflected ASML’s higher net sales and profitability due to a more favorable business environment in the semiconductor industry.
In 2006, ASML received EUR 27.1 million in government grants to help pay for research and development costs. This amounted to 6.6 percent of the total research and development expenditures throughout 2006.

Environment
Commitment
In conducting our business we want to contribute to the sustainable development of our planet while maximizing the value of our shareholders’ investment in the company. An environmental management system has been written, implemented and is maintained in compliance with the international standard ISO 14001. To check compliance with those standards, regular audits are performed by independent experts. We adopt new technologies and operating procedures with a view to improving environmental performance. ASML is subject to Dutch and foreign environmental regulations in areas such as energy resource management; use, storage, discharge and disposal of hazardous substances; recycling, clean air, water protection and waste disposal. We have taken measures to comply with these regulations in the course of our business operations.
Energy consumption
ASML pursues opportunities to use energy in the most efficient way possible, minimizing and reducing energy consumption. This is done by developing energy-efficient products and reducing our overall use of energy.
Electricity and fuel consumption
The total number of systems shipped by ASML increased by 36 percent to 266 in 2006 from 196 in 2005, while total energy use increased by 2 percent in 2006 versus 2005. Worldwide, electricity use increased by 8 percent while fuel use decreased 7 percent. The total energy consumption figure is calculated by taking the sum of energy from fuel consumption and energy from electricity consumption, minus the energy from electricity production in Veldhoven.

Energy consumption (x 10[12] Joule)	2004	2005	2006

Electricity used	362	392	425
Fuels purchased	392	340	317

Subtotal	754	732	742
Energy cogeneration plant	50	52	48

Total	704	680	694

Energy use / net sales (10[6] Joule / Euro)	0.29	0.27	0.19

The slight increase of energy use together with the company’s substantially higher net sales explains the improvement of ASML’s energy efficiency indicator in 2006 (energy use divided by net sales).

Energy consumption per site
(percent of total energy consumption)	2005	2006

Wilton	23%	23%
Richmond	1%	1%
Tempe	8%	6%
Veldhoven	68%	70%

Cogeneration plant in Veldhoven
In Veldhoven, natural gas is used for the production of electricity in a cogeneration plant, which is also used as an emergency power plant and for cooling purposes. Due to a renewed maintenance and cleaning operation, the efficiency of the cogeneration plant has been significantly increased. It now takes less natural gas to produce the same amount of electricity.

Cogeneration plant
(x 10[12] Joule)	2004	2005	2006

Natural gas used	146	125	74
Electricity produced	50	52	48

Inert gas consumption
Total inert gas consumption increased by 15 percent in 2006 compared to 2005 due to the previously mentioned 36 percent increase in the number of systems shipped by ASML.

Inert gases
(x 10[6] m3)	2004	2005	2006

Nitrogen produced	4.60 4.92	5.29 3.84	6.23
Nitrogen bulk purchased Specialty gases	0.03	0.05	4.27
purchased			0.03

Total	9.55	9.18	10.53

Inert gas consumption per site
(percent of total inert gas consumption)	2005	2006

Wilton	28%	29%
Richmond	0%	0%
Tempe	11%	10%
Veldhoven	61%	61%

Water consumption
ASML is committed to containing and reducing its water consumption through comprehensive, state-of-the-art reuse, recycling and other water reduction projects. Total tap water consumption at ASML increased by 12 percent in 2006 compared to 2005, while ASML increased its number of employees in 2006 by 11 percent compared to a year ago. Because water use increased less than revenues, the water efficiency indicator (water use divided by net sales) improved.

Tap Water	2004	2005	2006

Tap water consumption (x 1,000 m3)	343	339	379
Water use / net sales (liters / Euro)	0.14	0.13	0.11

Tap water consumption per site
(percent of total tap water consumption)	2005	2006

Wilton	23%	20%
Richmond	2%	1%
Tempe	16%	14%
Veldhoven	59%	65%

Emissions
ASML monitors emissions and seeks to minimize or eliminate any adverse impact on the environment. From the specialty gases used in our lithographic systems, the fluorine is captured and the inert gases are emitted into the atmosphere. The fluorine traps are subsequently returned to the manufacturer for recycling. No ozone-depleting substances are used anywhere in the production process.
Air
Emissions of greenhouse gases (most relevant gases are carbon dioxide and nitrogen oxide) are by-products of our combustion installations. The emissions of greenhouse gases are calculated directly from the consumption of fuels (direct emissions) and electricity (indirect emissions). Overall, greenhouse gas emissions increased by 6 percent in 2006 compared to 2005. The explanation for the increase of CO2 emissions is the same as for the increase in energy: the total number of systems shipped by ASML increased by 36 percent to 266 in 2006 from 196 in 2005. In line with the greater energy efficiency, the carbon intensity (greenhouse gas emissions divided by net sales) was lower in 2006.

Emissions to air
(x 10[6] kilogram)	2004	2005	2006

CO 2 direct (from purchased fuels)	22.03	25.31	24.89
CO 2 indirect (from purchased electricity)	32.18	34.88	38.65
NOx direct (from purchased fuels)	0.02	0.02	0.01

Total emissions of greenhouse gases	54.23	60.21	63.55

Greenhouse emissions / net sales (ton / million Euro)	22.0	23.8	17.7

Emissions of greenhouse gases per site
(percent of total emissions of greenhouse gases)	2005	2006

Wilton	30%	29%
Richmond	1%	1%
Tempe	10%	10%
Veldhoven	59%	60%

Water
Production waste water in Veldhoven and Wilton is discharged via neutralization units. The level of acidity in the waste water after passing through the neutralization units is continuously monitored. In Veldhoven, the quality of discharged waste water is checked annually by an independent expert, according to legal requirements. There was no violation of the legal waste water quality standards in 2006.
In Veldhoven, of the total amount of discharged waste water, approximately 15 percent is from toilets, sinks, etc; 35 percent is production waste water (discharged via neutralizing units) and 50 percent is displacement water from the cooling towers.
Waste
ASML strives to minimize waste and enhance efficiency in the use of materials throughout our operations. By maximizing our recycling efforts, we promote sustainable production practices and reduce landfill. ASML facilities in Veldhoven, Wilton and Tempe operate glass, paper and plastic collection and recycling programs. In addition, product shipping containers are returned to the company for reuse. At our Veldhoven facility, we separate foil from plastic waste and use a foil compressing machine that bales it. The foil is separated by type of polymer (polyethylene and polypropylene) and then recycled into granules ready for use by the plastic processing industry.
Non-hazardous waste materials increased by 7 percent in 2006 compared to 2005. Hazardous waste materials increased by 52 percent in 2006 compared to 2005. The explanation is twofold. Firstly, in 2006 both in Veldhoven and Wilton, chemical secondary containment tanks were emptied and disposed as hazardous waste, an occurrence approximately every three years. Secondly, better separation of solvent waste materials causes a higher fraction of hazardous waste in the total waste stream.
Total waste disposal grew by 10 percent in 2006 at ASML but remained below the 36 percent increase in the number of systems shipped in 2006. The amount of waste disposed per million Euro of net sales decreased substantially in 2006.

Waste materials
(x 1,000 kilogram)	2004	2005	2006

Non-hazardous waste materials	862	894	960
Hazardous waste materials	53	48	73

Total waste materials disposed	915	942	1033

Total waste materials disposed / net sales (kg / million Euro)	371	372	287

Regarding disposed waste materials in Veldhoven, 58 percent is reused and 42 percent is disposed using energy conversion.

Disposal of waste materials per site
(percent of total disposal of waste materials)	2005	2006

Wilton	2%	2%
Richmond	2%	1%
Tempe	1%	0%
Veldhoven	95%	97%

Incidents
In 2006, no environmental incidents were reported. The decrease in environmental incidents is mainly due to improved monitoring of waste water discharge after neutralization.

	2004	2005	2006

Total environmental incidents	5	1	0

Products
ASML seeks to minimize its environmental footprint. For example, the company has practices in place to minimize the amount of lead used in the soldering of electronics. EHS experts investigate new technologies and screen new materials for potential chemical, physical or toxicological hazards to protect people and the environment. ASML ensures the amount of energy consumed to manufacture its products remains as low as possible. It is, however, inevitable that as the performance of ASML semiconductor lithography systems continues to increase, they need more energy to operate due to the more advanced lasers and cooling systems required.
ASML systems are critical and, therefore, valuable to semiconductor producers. This is illustrated by the fact that ASML sold 46 refurbished lithography systems in 2006, up from 40 in 2005. Refurbished systems represent 17 percent of total unit sales in 2006, down from 20 percent in 2005. The vast majority of systems that ASML has shipped to customers in its 22-year history are still in operation.

Health
Commitment
ASML strives to be a healthy organization with minimal absenteeism. ASML proactively addresses health issues and takes steps to improve and protect employee health. ASML values the well-being of its employees and acknowledges the importance of a proper work-life balance.
Illness prevention
Within ASML there are several initiatives to help prevent and reduce illness. ASML seeks to optimize employment conditions worldwide. This is reflected in how it handles issues such as the no-smoking policy, employee fitness promotion, repetitive strain injury prevention, lifting of heavy objects and stress management. Employees are provided with ergonomically optimized workplaces and workstations and, upon request, ergonomic advice is provided at each of the main sites to any employee suffering from work-related discomfort. For example, in 2006, specific information sessions on the prevention of CANS (complaints of neck, arms or/and shoulder) were provided.
For employees who become ill, ASML focuses on ensuring that they recover as quickly as possible and are able to safely return to work. ASML has a system for sick leave monitoring and active reintegration policies. Wherever necessary, opportunities to adjust employee workloads are provided. In certain cases, systems and equipment are put in place to enable employees to work from home on special assignments.
Company doctors are available on site in Wilton for 500 hours each year and in Veldhoven for 1,000 hours. These doctors also play an active role in preventing work-related illnesses and in reintegrating employees who have become injured from work or non-work related accidents. In 2006, a risk assessment of health issues was conducted in Veldhoven by an external party. ASML seeks to recognize potential risks to employees in senior and managerial positions at an early stage. Annual voluntary health check-ups are available for those aged 40 and over.
Absence
Due to different treatments of absence among the countries in which ASML operates, no comparable company-wide figure is available. For ASML’s mains sites, absenteeism is indicated as follows:

Absenteeism per site	2005	2006

Wilton	3.05%	2.98%
Richmond (and other USA sites)	2.74%	2.72%
Tempe	2.60%	2.31%
Veldhoven	3.13%	2.96%

Employees who become ill in the Netherlands are contacted by phone by a medically qualified absence coordinator from the Dutch Occupational Health and Safety Service who evaluates the employee’s symptoms and estimates his or her recovery time. The coordinator keeps the employee’s direct supervisor informed about the status of the absent employee. Coordinators are able to determine whether an employee should be referred to the company doctor. This process helps evaluate absences resulting from illness and provides insight into employees’ symptoms and their complaints. In the United States, a sick pay benefits policy is in place and benefits are contingent upon the employee maintaining regular contact with his or her supervisor.

Safety
Product safety
Product safety is a priority throughout its lifecycle. ASML ensures that safety measures are incorporated into equipment from the earliest design stage. Where equipment hazards cannot be designed out, steps are taken to integrate safeguards into the system. This is done to ensure that no single failure or operator error can lead to a hazardous exposure of the operator, facility personnel or the environment.
ASML’s product safety standards include applicable regional regulations and the Semiconductor Equipment Manufacturing Institute (SEMI) S2 Safety Guidelines for semiconductor manufacturing equipment. These standards address chemical, radiation, electrical, physical, mechanical and environmental hazards, as well as fires and explosions, earthquake protection, ventilation and exhaust as well as ergonomics.
Prevention
Through comprehensive safety training, safety practices, control of workplace hazards and design-for-safety principles, ASML aims to achieve a zero occupational injury rate at its facilities. If an incident does occur, procedures are in place for providing emergency help and effective investigation. The main hazards associated with our business are:

•	High-intensity laser systems High-voltage apparatus
•	Packing and transportation of machines and modules (large machines used for lifting heavy equipment)
•	Use of hazardous substances (flammable/explosive, toxic and chemically aggressive gases and liquids)
•	Use in older cleanrooms of combustible materials (PP, PVC) for ducts and pipes
In order to better manage the risks related to hazardous substances, a substantial project was carried out in 2006 to distribute information about these materials throughout the ASML organization using the SAP Enterprise Resource Management system. The information concerns classification, handling instructions and safety data. It enables components and spare parts to be transported and labeled with complete and appropriate information. Within the scope of the project, packaging standards of hazardous materials have been reviewed and standardized. Materials used within ASML have been reviewed regarding their environment and safety aspects and listed in a database.
In 2006, various new EHS training modules were developed, such as a computer-based training on service corridors and trainings regarding handling of dangerous substances and electrical safety.
Incidents
ASML increased its number of employees in 2006 by 11 percent compared to a year ago, while the reported incidents during working hours within ASML increased by 9 percent to a total of 97. Of these incidents, 56 were minor, requiring only first aid medical attention, while 41 were recordable incidents, none of which were fatal. A recordable incident is an event whereby the employee:

•	Requires medical treatment beyond first aid
•	Has a recordable injury or illness as defined by a physician or other healthcare provider
•	Cannot return to work (lost work days)
•	Is transferred to another job (restricted work days)
•	Has lost consciousness
•	Is fatally injured
In 2006, ASML reported an incident rate of 0.7 (namely, 41 recordable incidents per 100 full-time employees working a full year) compared to 0.8 in 2005 and 1.0 in 2004. The downward trend of the company’s incident rate means that workplace safety continues to improve. ASML’s incident rate is well below the Semiconductor Equipment Manufacturing Industry’s latest average incident rate of 4.7.

Rapid emergency response
ASML ensures employees know how to respond in the event of an emergency, such as a fire or earthquake. Designated Emergency Response Teams (ERTs) have been appointed worldwide and are trained to assist and lead other employees in dangerous situations. These teams are trained in first aid, building evacuations and fire-fighting.
Due to the new working shifts in Veldhoven, 40 new members of Emergency Response Team have been trained. In Veldhoven, there are approximately 150 participants in the emergency response team. Members are trained and certified to act in case of fire and evacuations; they can provide first aid, use an automatic external defibrillator and perform reanimation procedures.
On the main sites there are formal health and safety committees that supervise health and safety programs. Both management and employees are represented. There are two such committees in Veldhoven with a total of 15 members.

Social
Employment overview
ASML supports the general principles of the Tripartite Declaration of Principles Concerning Multinational Enterprises and Social Policy of the International Labor Organization. ASML has a zero-tolerance policy for any form of discrimination by any of our employees. We provide equal opportunity in recruiting, hiring, education, promotion and compensation without discrimination regarding race, color, gender, age, religion, political opinion, nationality or social origin. We only profile employee characteristics to meet established governmental policies for promoting equality of employment opportunities or when it relates to the inherent requirements of a job. We respect the different cultural identities of our employees.
Headcount
As of December 31, 2006, ASML had 5,595 employees worldwide, an increase of 11 percent compared to a year ago. The tables below shows workforce by region and gender:

	Employees:
Asia	907	Percent

	Female	13%
	Male	87%

	Employees:
Europe	3,099	Percent

	Female	11%
	Male	89%

	Employees:
USA	1,589	Percent

	Female	13%
	Male	87%

The number of female employees increased by 17 percent in 2006 and women now make up 12 percent of the entire workforce at ASML (11 percent in 2005). The so-called gender gap typically found in technology companies worldwide is also present at ASML. The company recruits mainly people with technical backgrounds and women appear historically under-represented in technical studies internationally.
Employee turnover, talent attraction and retention
In 2006, ASML grew significantly due to favorable market conditions, among other business factors. Retaining and attracting capable employees is important in order to maintain successful operations. ASML’s employee turnover in 2006 was 5.7 percent, down from 5.9 percent in 2005. In total, ASML attracted 842 new employees in 2006, up from 295 in 2005.
To meet ASML’s workforce needs, the recruitment team will continue to use a variety of traditional tools to reach qualified candidates, including newspaper and magazine advertisements, direct mail, online job boards and the www.careers.asml.com website. This multi-channel approach reaches a range of audiences and creates additional awareness for career opportunities at ASML.
To complement these efforts, ASML is also using tactics, such as “Open Door” events at selected sites. Each event targets a specific competency; candidates tour ASML’s facilities and speak with employees.

Two new Web-based tools are also proving effective: web logs, or blogs, and the virtual cleanroom. ASML’s “bloggers” are employees who provide a behind-the-scenes look at working at ASML via an online journal at www.careers.asml.com. The virtual cleanroom part of this site was created to bring potential candidates “inside” ASML.
ASML’s referral program is another component of the recruitment campaign. Current ASML employees often have access to a wide network of potential candidates, and ASML offers a monetary reward to employees who refer a candidate who is hired.
ASML uses a web-based recruitment system, Mr. Ted TalentLink, worldwide. It supports the Candidate Relationship Management approach that enables ASML to build a candidate database of talent in the labor market. The system supports the whole workflow when filling vacancies. It helps meet staffing needs worldwide as efficiently as possible by publicizing job openings internally and externally. It also allows consolidation of feedback from interviews.
Career development
ASML strives to reward employees competitively for their performance and provide motivating working conditions, including coaching, training and personal career development programs. The responsibility for development and learning is shared by employees, managers and Human Resources & Organization (HR&O) staff. ASML employees are encouraged to take initiative for their own career development and learning. Managers and HR&O staff are responsible for supporting initiatives towards development and learning within ASML. These include:

•	Performance management
•	Management development review process
•	Leadership development programs
•	Job-oriented training
Performance management
ASML employees in job grades below director level receive regular performance reviews. This performance management system is supported by a web-based IT application for objectives setting, talent management and development, mid-year reviews and performance appraisal. This approach also includes the ASML Competency Model that seeks to develop the ability to perform effectively in certain situations or tasks against set targets. This competency set is based on input from 250 managers and employees worldwide and comprises 34 competencies.
In 2006, personal Development Action Plans were developed for 99 percent of employees below director level. These included topics such as opportunities for development, career direction and job improvement initiatives. Over 95 percent of the employees received performance appraisals during 2006. Only those who were hired after September 1st and long-term absentees did not receive performance appraisals.
Management development
The Management Development Review Process identifies leadership talent within ASML. It is used to review employees in senior and executive job grades as well as those in lower job grades who show high potential or participate in leadership programs.
In 2006, corporate critical positions were identified and succession plans for these positions were established. Individuals with technical and/or managerial leadership talent were identified and discussed by the executive management of ASML and subsequent Development Action Plans were defined for them. The aim is to retain and develop intellectual capital and technical and managerial talent.
Leadership development
Apart from a number of general management training programs focusing on various management areas, ASML offers three corporate Leadership Development Programs for talented employees who have the potential for growth beyond their current level. These programs allow participants from many different disciplines, locations and backgrounds to obtain broader knowledge and new skills and to work together in cross-functional project teams for action learning. The programs facilitate integration across regions and disciplines within ASML and are conducted according to appropriate job grades.

•	The Tactical Leadership Program for relatively new managers includes modules on Self Leadership, Thought Leadership, People Leadership and Results Leadership. In 2006, a total of 103 participants attended six programs: Europe (twice), USA

(twice) and Taiwan and Korea The Professional Leadership Program was developed jointly with the Rotterdam School of Management for first and second-level management. It includes modules on sustainable performance improvement, high-tech marketing, leadership, organizational renewal and managing innovation.

In 2006, this worldwide program was attended by 22 participants

•	The Strategic Leadership Program is executed in partnership with IMD and consists of a series of modules focused on business strategy, change management, financial management and leadership. Fifteen senior managers attended this program in 2006
Job-oriented training
ASML encourages employees to enhance their job-oriented skills by attending training workshops or programs at accredited educational institutions. These range from personal effectiveness workshops and personal computer training to technical, non-product-related education.
In 2006, more than 4,600 training programs were attended by employees, up from about 4,500 in 2005. In the Wilton facility, nearly 800 employees (up from over 400 in 2005) were supported by partial funding from the Advanced Manufacturing Grant sponsored by the U.S. government. Employees were trained in various lean manufacturing techniques as well as Six Sigma quality practices.
The learning@asml platform, launched in 2005, facilitates the search and selection of training. This platform includes a self-assessment module and a training catalogue with search options. It was used about 32,000 times in 2006, or about six times on average per employee.
In 2006, ASML spent approximately EUR 4.3 million on training, amounting to nearly EUR 770 per payroll employee.
Flexible workforce
Due to cooperation among ASML’s Dutch works council, employees, local unions and management, a three-year time bank for employees in manufacturing and related positions was introduced in February 2006 in Veldhoven. It reinforces ASML’s ability to adapt more quickly to semiconductor market cycles, including support for potential 24-hour, seven-days-per-week production activities. As of February 2006, employees can store unused hours in a time bank during market downturns and then work their saved hours during upturns over a three-year market cycle. ASML is the only company in the Netherlands with a time bank spanning three years. ASML’s workforce understands the market necessities that result from the cyclical nature of the semiconductor industry and ASML strives to retain its people during downturns.
Employee involvement
ASML is committed to keeping its workforce involved in its business decisions. In the Netherlands, consultation and negotiation with employee representatives is organized through the works council as required by law. Our employees are represented in Korea by the Labor Management Council and in France by the Commitée d’Entreprise.
Motivation and performance
ASML’s worldwide compensation and benefits framework and benchmarking methods help us to respond effectively to local market trends. It ensures our employees have competitive and transparent compensation and benefits packages in each country in which we operate. ASML seeks to keep its employees motivated and stimulate their performance.
As in 2005, ASML repeated its annual benchmark of compensation packages in order to monitor competitiveness on a country-by-country basis. The benchmark focuses on basic salary, guaranteed payments, variable payments and long-term incentives. Based on the survey’s findings, ASML was able to determine which adjustments to benefits packages were needed, what the costs of any such changes would be, and whether a local or international pooling approach would best serve ASML’s needs. As a result of the worldwide benefits survey in 2006, ASML was able to confirm that it offers competitive benefits packages at all locations.

Stock option plans
ASML continued to use the Incentive Stock Option Plan in 2006. The Supervisory Board approved in 2005 the total number of stock options available to management and employees in 2006. ASML employees in key positions were nominated by managers on the basis of their outstanding contribution at all grades and salary levels. Furthermore, we continued our Stock Option Purchase Plan in 2006 for employees and management worldwide, with the exception of members of the Board of Management. These plans are a useful means of rewarding and providing incentives to our employees. They offer an opportunity to share in ASML’s long-term success.
USA benefits plan
In the United States, ASML offers a “cafeteria” benefits plan that allows employees to tailor benefits to suit their individual needs. Each year, employees can make their selections for the coming year via an Open Enrollment Process.
Working in society
As a global business organization, ASML respects the rule of law and complies with the national laws, regulations, and administrative practices of the countries and communities in which it operates. ASML conducts its activities in a competitive manner, within the framework of applicable laws and regulations, and applies its principles of ethical business conduct. In 2006, no legal actions were taken against ASML related to anti-competitive behavior or anti-trust practices.
Corporate citizenship
ASML Foundation is an independent foundation established in December 2001, and is registered in the Netherlands. The aim of ASML Foundation is to support efforts worldwide in the area of technical education and related activities to improve the quality of life of children and the underprivileged. In 2006, the ASML Foundation donated EUR 420,000 to non-profit organizations in America, Asia, Africa and Europe. More information about the ASML Foundation is available on ASML’s website.

GRI Table

Strategy and analyses

1.1	CEO statement	Introduction
1.2	Key impacts, risks, and opportunities	Overview — About ASML w Form 20-F

Organizational profile

2.1	Name organization	Contents
2.2	Products and services	Overview — About ASML
2.3	Operational structure	Overview — About ASML
2.4	Location headquarters	Overview — About ASML
2.5	Countries located	Overview — About ASML
2.6	Nature of ownership and legal form	www.asml.com # Corporate Governance # Corporate Governance Chapter
2.7	Markets	Overview — About ASML
2.8	Size of operations	Financial flows — Five-year overview / Social — Headcount / Overview — About ASML
2.9	Organizational changes	Not applicable
2.10	Awards	Introduction — To our stakeholders

Reporting parameters

3.1	Reporting period	Overview — About this report
3.2	Previous report	Overview — About this report
3.3	Reporting cycle	Overview — About this report
3.4	Contact person(s)	ASML Contact Information
3.5	Process report content	Overview — About this report
3.6	Scope	Overview — About this report
3.7	Scope limitations	Overview — About this report
3.8	Basis for reporting on joint ventures	ASML does not participate in any joint ventures
3.9	Data measurement techniques	Overview — About this report
3.10	Re-statements	Not applicable
3.11	Reporting changes	Overview — About this report
3.12	Standard Disclosures	GRI Table
3.13	Policy external assurance	Overview — About this report

Governance, Commitments, and Engagement

4.1	Governance structure	www.asml.com w Corporate Governance wCorporate Structure
4.2	Chair of the highest governance body	www.asml.com w Corporate Governance w Corporate Structure
4.3	Independent members	www.asml.com # Corporate Governance w Supervisory Board
4.4	Mechanisms for shareholders and employees	www.asml.com w Corporate Governance w Code of Conduct
4.5	Remuneration highest governance body	www.asml.com w Corporate Governance # Board of Management
4.6	Processes to ensure conflicts of interest are avoided	www.asml.com w Corporate Governance w Code of Conduct
4.7	Expertise highest governance body	www.asml.com w Corporate Governance w Board of Management
4.8	Internally developed statements	www.asml.com w Corporate Governance w Code of Conduct
4.9	Procedures of the highest governance body	www.asml.com w Corporate Governance w Board of Management
4.10	Performance highest governance body	www.asml.com w Corporate Governance w Board of Management
4.11	Precautionary approach	Overview — Principles
4.12	Externally developed principles	Overview — Principles
4.13	Memberships in associations	Overview — Principles
4.14	List of stakeholder groups	Governance and Management — Stakeholder dialogue
4.15	Identification and selection of stakeholders	Governance and Management — Stakeholder dialogue
4.16	Approaches to stakeholder engagement	Governance and Management — Stakeholder dialogue
4.17	Key topics through stakeholder engagement	Governance and Management — Stakeholder dialogue

Economic performance indicators

EC 1	Direct economic value	Financial flows — Five-year overview
EC 2	Financial implications due to climate change	Financial flows — Environment-related expenditure
EC 3	Coverage benefit plan obligations	Annual Report 2006
EC 4	Financial assistance received from government	Financial flows — Government-related payments
EC 6	Locally-based suppliers	Financial flows — Supplier-related payments
EC 7	Local hiring	Not applicable; ASML, as a technology intensive company, sources workforce globally
EC 8	Infrastructure investments	Social — Corporate Citizenship

Environmental performance indicators

EN 1	Weight of materials used
EN 2	Recycled input materials
EN 3	Direct energy consumption	Environment — Energy consumption
EN 4	Indirect energy consumption	Environment — Energy consumption
EN 8	Total water use	Environment — Water consumption
EN 11	Location land in protected areas	Not applicable
EN 12	Significant impacts on biodiversity	Not applicable
EN 16	Direct and indirect green-house gas emissions	Environment — Emissions — Air
EN 17	Other relevant indirect green-house gas emissions	Not applicable
EN 19	Emissions of ozone-depleting substances	Environment — Emissions
EN 20	NOx, SOx air emissions	Environment — Emissions — Air
EN 21	Total water discharge	Environment — Emissions — Water
EN 22	Total weight of waste by type and disposal method	Environment — Emissions — Waste
EN 23	Total spills	Environment — Emissions — Incidents
EN 26	Initiatives to mitigate environmental impacts	Environment — Emissions — Products
EN 27	Products reclaimed at end of products’ useful life	Environment — Products
EN 28	Monetary value of significant fines	None in 2006

Social Indicators

Labor Rights and Decent Work

LA 1	Breakdown of total workforce	Social — Headcount
LA 2	Employee turnover	Social — Employee turnover, talent attraction and retention
LA 4	Employees covered by collective bargaining agreements	Social — Employee involvement
LA 5	Minimum notice period(s) regarding operational changes	Compliance with local laws and regulations
LA 7	Rates of injury, occupational diseases, lost days, and absenteeism	Health — Absence / Safety — Incidents
LA 8	Risk-control programs regarding serious diseases	Health — Illness prevention
LA 10	Training per employee category	Social — Job oriented training
LA 13	Gender breakdown of governance bodies	Supervisory Board has 7 members; one is female. All four members of ASML’s Board of Management are male.
LA 14	Ratio of basic salary of men to women

Human Rights

HR 1	Significant investment agreements that include human rights clauses	Not applicable
HR 2	Screening of suppliers on human rights	Governance and Management — Evaluation of suppliers
HR 4	Incidents of discrimination	None reported
HR 5	Operations identified where freedom of association and collective bargaining may be at risk	None identified
HR 6	Operations identified as having risk for incidents of child labor	None identified
HR 7	Operations identified as having risk for incidents of forced or compulsory labor	None identified

Society

SO 1	Impact on communities	Social — Corporate Citizenship
SO 2	Number of business units analyzed for risks related to corruption	All business units analyzed
SO 3	Employees trained in organization’s anti-corruption policies and procedures	Part of training for ASML’s Code of Conduct
SO 4	Actions taken in response to incidents of corruption	Part of training for ASML’s Code of Conduct
SO 5	Public policy positions and participation in public policy development	Dedicated senior manager performs this function
SO 8	Monetary value of significant fines	None / Social — Working in society

Product Responsibility

PR 1	Improving health and safety impacts across the life cycle	Environment — Products
PR 3	Product information and labeling	ASML systems have extensive manuals covering all aspects of operation
PR 6	Marketing communications	Practices comply with SEMI industry organization
PR 9	Monetary value of significant fines	None in 2006

ASML Contact Information
Corporate Headquarters
De Run 6501
5504 DR Veldhoven
The Netherlands
Mailing address
P.O. Box 324
5500 AH Veldhoven
The Netherlands
Corporate Communications
phone: +31 40 268 4941
fax: +31 40 268 3655
e-mail: corpcom@asml.com
Investor Relations
phone: +31 40 268 3938
fax: +31 40 268 3655
e-mail: investor.relations@asml.com
For more information, visit our website: www.asml.com